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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                            SEC File Number: 1-13123
                             CUSIP Number: 59132418


(Check  One):  / / Form 10-K   /X/ Form 11-K   / / Form 20-F    / / Form, 10-Q
               / / Form N-SAR

      For Period Ended: December 31, 2001
      / / Transition Report on Form 10-K
      / / Transition Report on Form 20-F
      / / Transition Report on Form 11-K
      / / Transition Report on Form 10-Q
      / / Transition Report on Form N-SAR

      For the Transition Period Ended:
                                       --------------------------------------

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                        -----------------------

PART I - REGISTRANT INFORMATION

Full Name of Registrant

      Metals USA, Inc.

Former Name if Applicable

      N/A

Address of Principal Executive Office  (STREET AND NUMBER)

      Three Riverway, Suite 600

City, State and Zip Code

      Houston, Texas 77056


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PART II - RULE 12B-25 (B) AND (C)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/ / (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

The Metals USA, Inc. 401 (K) Plan annual report on Form 11-K for the year ended December 31, 2001 could not be filed within the prescribed period without unreasonable effort or expense because of a required change in the registrant's independent accountant. The registrant expects to file the aforementioned Form 11-K within 30-45 days following the prescribed due date.

PART IV. OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification:

                                  Terry Freeman
                                 (713) 965-0990

      (2) Have all other periodic reports under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 /X/ Yes / / No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 / / Yes /X/ No




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      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


METALS USA, INC. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: July 2, 2002                        By: /s/ TERRY L. FREEMAN
                                             ----------------------------
                                             Name: Terry L. Freeman
                                             Title: Vice President and Chief
                                                     Accounting Officer






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